Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of art. 12 of CVM Instruction No. 358/02, discloses that it has received the following correspondence from Capital Group International, Inc., in its role as a foreign investment management firm holding company:

“In compliance with the preamble to article 12 of CVM Instruction No. 358, dated January 3, 2002, as amended, Capital Group International, Inc. (“CGII”), a company formed and existing under the laws of the United States of America, with headquarters at 333, South Hope Street, Los Angeles, California 90071, United States of America (“CGII”), in its role as a foreign investment management firm holding company, discloses that, as a result of the recent corporate reorganization involving Oi S.A., a publicly-held company, registered in the corporate taxpayers’ registry (CNPJ/MF) under No. 76.535.764/0001-43 (the “Company”), it has become manager of a total of 77,225,421 preferred shares (“Preferred Shares”), directly and through American Depositary Receipts, corresponding to 6.44% of the Preferred Shares of the Company. No other entity belonging to the CGII economic group holds an equity stake in the Company. CGII’s participation is a minority investment that does not alter the control or the administrative structure of the Company. At this time CGII does not contemplate a target number of shares. Neither CGII nor any person related to it holds, directly or indirectly, any debentures convertible into shares of the Company or is party to an agreement or contract governing the exercise of the right to vote or purchase or sell securities issued by the Company.”

Rio de Janeiro, April 13, 2012.

Alex Waldemar Zornig

Investor Relations Officer